February 8, 2023

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jessica Ansart and Celeste Murphy

RE:	Quoin Pharmaceuticals Ltd.

Registration Statement on Form S-1

Filed February 3, 2023

File No. 333-269543

Dear Ms. Ansart and Ms. Murphy:

This letter sets forth responses of Quoin Pharmaceuticals Ltd. (the “Company”) to the comments contained in the letter, dated February 7, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1, File No. 333-269543 (“Form S-1”).

To facilitate your review, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s response, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to Form S-1 (“Amendment No. 1”) to address comments from the Staff as set forth below.

Registration Statement on Form S-1

Cover Page

1.	When available, please revise your prospectus cover page to clarify the number of ADSs, pre-funded warrants, common warrants and ordinary shares being offered.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No.1.

2.	Please revise your prospectus cover page to disclose the date on which the offering will terminate. For guidance, please refer to Item 501(b)(8)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No.1.

Please contact the undersigned at 703-980-4182 should you require further information or have any questions.

Sincerely,

/s/ Michael Myers

Dr. Michael Myers
Chief Executive Officer

cc: Yelena M. Barychev, Blank Rome LLP

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